FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_]	No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_]	No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

TABLE OF CONTENTS

Item

1.	Official Notice dated March 10, 2003 Regarding the Gas Natural SDG Board of Directors Meeting.

ITEM 1

OFFICIAL NOTICE

Corporate Direction External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain

Madrid, 10 March 2003

The Gas Natural SDG Board of Directors met at 8 a.m. today, 10 March 2003, in order to study a “Public Acquisition Offer on Shares of Iberdrola SA. Decisions to be adopted.”

The members of the Gas Natural Board of Directors proposed by Repsol YPF were informed of this call to meet on Sunday, 9 March, at around midday. At a later hour, these attended a meeting with the Chairman and CEO of Repsol YPF, and other members of this company’s Board of Directors, in order to study the aforementioned proposal.

At the Gas Natural SDG Board of Directors meeting, the Board members Ramón Blanco, Miguel Angel Remón, Carmelo de las Morenas, Gregorio Villalabeitia proposed by Repsol YPF, and Santiago Cobos, having been informed of the terms of the operation, requested that a proposal for a negotiated integration with Iberdrola should be studied, and voted against same, for the following reasons, irrespective of whether the operation could be considered favourable from an industrial viewpoint:

1.	An operation of this nature should be agreed between the affected parties. As Gas Natural SDG itself declared on 26 October 2000, by an official notice, on withdrawing its proposal for integration with Iberdrola, “Gas Natural SDG continues to believe that its proposal for a merger between equals was the best project to preserve the historical identity of Iberdrola and an effective competition within the Spanish energy sector; and the best option for Iberdrola shareholders and employees, and gas and power consumers in this country”. These reasons remain valid at this time.

2.	The implications of this operation in terms of anti-trust and specific regulations for the natural gas and power sectors have not been sufficiently studied or evaluated.

3.	The financial uncertainty caused by the current international political environment leads us to believe that this is not the best moment to undertake an operation of this nature, and of the extension in time proposed, especially with respect to the capital increase and debt level that such an operation would signify.

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: March 10, 2003	By:	/s/ Carmelo de las Morenas Name: Carmelo de las Morenas Title: Chief Financial Officer